EXHIBIT 99.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended June 30, 2001
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:

Interest Expense	$50,104

Amortization of Debt Premium, Discount and Expense	(41)

Interest Component of Rentals	12

Total Fixed Charges	$50,075

EARNINGS:

Net Income	$91,168

Add:

Income Taxes Applicable to Utility Operating Income	63,227

Income Taxes Applicable to Non-Utility Operating Income	(2,359)

Income Taxes Applicable to Other Income (Expenses)-Net	(3,209)

Total Fixed Charges	50,075

Total Earnings	$198,902

Ratio of Earnings to Fixed Charges	4.0